

Mail Stop 7010

February 23, 2009

Ms. Kathleen Pepski
Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, Minnesota 55413

> **RE: Hawkins, Inc**
> **Form 10-K for the fiscal year ended March 30, 2008**
> **Filed June 13, 2008**
> **File #0-7647**

Dear Ms. Pepski:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 30, 2008

General

1. Please advise us as to why you have not filed an Exhibit 21 disclosing the information required by Item 601(b)(21) of Regulation S-K.

Business, page 2

2. Because of the nature of your business, the discussion about sources and availability of raw materials appears limited despite some general disclosure of these matters in various risk factors. Further, we note that in your latest quarterly report on Form 10-Q for the period ended December 31, 2008, you disclose that you have experienced rising material costs and supply constraints for certain products (see the first paragraph of the "Sales" discussion on page 11). In future filings, please expand your disclosure related to information contained in subparagraphs (c)(1)(iii) of Item 101 of Regulation S-K, to the extent that such information is material to your business taken as a whole.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

3. We note that you have presented several factors which impact your results on both a consolidated and segment basis. Please revise future filings to quantify the impact of these factors where practicable. Reference Release No. 33-8350.

Allowance for Doubtful Accounts, page 16

4. We note your disclosure that your allowance for doubtful accounts is an estimate which is evaluated on a quarterly basis. It is therefore unclear to us why the additions are equal to the deductions to this allowance for each year presented on Schedule II. Please explain. In addition, please tell us how you have evaluated the adequacy of the remaining allowance for each year presented.

Goodwill and Identifiable Intangible Assets, page 24

5. We note your disclosure that you determined an annual impairment test for goodwill and identifiable assets not subject to amortization was not necessary because there were no impairment indicators. It is unclear to us how you have complied with paragraph 26 of FAS 142. Please explain.

Evaluation of disclosure controls and procedures, page 33

6. We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective to "ensure that information required to be disclosed in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description

does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

7. We note the statement that the company's disclosure controls and procedures are designed to provide "reasonable assurance" as to the reliability of your published financial statements and other disclosures included in your filing. We also note this statement under "Item 4 – Controls and Procedures" in your quarterly reports on Form 10-Q for the quarters ended June 30, 2008, September 30, 2008, and December 31, 2008. Please tell us, and in future filings disclose, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Schedule 14A Definite Proxy Statement Filed on July 9, 2008

Information About Directors, page 2

8. In future filings, please complete the biographical information for Mr. Chacko after his role as Vice President and Chief Financial Officer of MedicalCV, Inc.

Compensation of Executive Officers and Directors, page 6
Determining Executive Compensation for Fiscal 2008, page 7

9. Based on your current disclosure, it remains unclear whether you benchmark your compensation, which would otherwise require disclosure in accordance with Item 402(b)(2)(xiv) of Regulation S-K. Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing. In future filings, please clarify whether you benchmark your compensation, and if so, please make the appropriate disclosures.

Elements of Executive Officer Compensation, page 7
Annual Cash Bonus Compensation, page 7

10. We note that you have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn a cash bonus. Please tell us, and in future filings disclose, the specific performance targets used to determine cash bonus amounts. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In addition, please disclose whether the performance targets have been achieved for each named executive officer.

11. We note your disclosure in the last paragraph on page 8. In future filings, please disclose how the actual bonus amount was calculated, whether any of the named executive officers received more that the targeted bonus amount, and how the bonus payment was reduced if the goals were partially achieved.

Cash Compensation for Second Six Months, page 9

12. In future filings, please clarify whether the "minimum level of performance" refers to the company's performance or the individual performance of each named executive officer. Further, please disclose how the Compensation Committee will determine "superior performance".

13. We note your disclosure about the role that the individual objectives play in determining the amount of the cash bonus for the second six months. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. In future filings, if a named executive officer's personal performance is measured against pre-established personal goals or individual objectives, please disclose them to the extent material in determining the amount of the annual cash bonus. Please refer to Section II.B.1 of Commission Release No. 33-8732A, which is available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

Equity Awards, page 10

14. We note that your disclosure focuses on how the compensation committee determines the number of performance units to be issued based on achieving a certain level of pre-tax income. In future filings, please disclose in more detail the factors taken in consideration by the Compensation Committee in determining the number of <u>stock options</u> granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Andy Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant